Exhibit 99.1

Investor Contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com

Gabi Seligsohn to Step Down as Chief Executive Officer of Kornit Digital

Ronen Samuel, an Industry Veteran, to Succeed Him

Rosh-Ha’Ayin, Israel – June 4, 2018 – Kornit Digital Ltd. (NASDAQ:KRNT), a leading provider of digital printing solutions for the global printed textile industry, today announced that Gabi Seligsohn will step down as Chief Executive Officer effective August 1st, 2018, and will be succeeded by Ronen Samuel, an industry veteran at Hewlett-Packard Indigo . Mr. Seligsohn will remain with Kornit through a brief transition, and will stay on its Board of Directors.

Yuval Cohen, Kornit’s Chairman of the Board said, “I want to personally thank Gabi for his contributions and tireless leadership throughout Kornit’s transition from a private company to a leading global provider of digital printing solutions with an annual revenue CAGR of more than 20% during his tenure. Moreover, Gabi has built a deep and wide foundation for the long-term growth of Kornit, including an excellent management team, a long-term roadmap, a strong team and infrastructure in the US, Europe, and Asia, and a world class R&D organization. Ronen is joining Kornit at a perfect time. With his proven record of managing and growing a large organization, I am confident he will capitalize on the foundation already built at Kornit and lead the company to new heights, fulfilling our vision to lead the transformation of the textile printing industry in the digital age.”

Mr. Seligsohn said, “Ronen is a proven veteran of the printing industry with 25 years of business management experience and a proven track record of success. At HP Indigo he led a 10-fold growth of the company’s revenues in Asia Pacific and Japan to hundreds of millions during a seven-year tenure, while he was based out of Singapore. Over the past 5 years, he grew the EMEA business at a double digit CAGR while serving in the company’s European headquarters in Barcelona. Ronen is a passionate, strong leader who drives consistent achievement and strong execution. I am certain that he will bring success to our business, our customers, employees and channel partners.”

Seligsohn continued, “On a personal level, after 12 years as a public company CEO and 4 years leading Kornit, I am excited to aid in the success of the team in a supportive role. I want to thank all of our global employees for the tremendous experience to lead and grow Kornit to becoming a global business, and our Board of Directors and shareholders for the faith they have put in me.”

Mr. Samuel added, “I am honored and excited for the opportunity to lead Kornit Digital and expand on the impressive record of success it has achieved thus far. I was attracted to Kornit based upon its record of innovation and its depth of talent across the company. With the benefit of a printing technology background, I have an appreciation for the market dynamics which drive success of new technology. I believe Kornit has developed a winning combination of products with superior quality that address the challenging and changing retail landscape that require speed to market, personalization and tight inventory control. In this regard, Kornit is squarely positioned to drive meaningful long-term and loyal customers across the supply chain.”

Mr. Samuel has spent the previous 18 years serving in various capacities at Hewlett -Packard. Most recently, he served as Vice President and General Manager of HP Indigo and WebPress EMEA, where he led the region to substantial growth. Previously, Mr. Samuel spent 7 years leading Asia Pacific and Japan, and brings vast experience in Strategic Marketing where he worked closely with Research and Development to define future products, as well as served in various capacities as product/project manager.

Prior to his career in printing technology, Mr. Samuel spent 7 years in the Israeli Air Force, rising to the rank of Major while serving as a fighter pilot and leading the establishment of Israel’s second Apache Squadron. Mr. Samuel received an M.B.A. from Northwestern University’s Kellogg School of Management and received an undergraduate Business and Law degree from The Interdisciplinary Center in Herzliya, Israel.

Conference Call Information

The Company will host a conference call today at 8:00 a.m. ET, or 03:00 p.m. Israel time, followed by a question and answer session for the investment community. To access the call, participants may dial toll-free at 1-800-263-0877 or +1-323-794-2094. The toll-free Israeli number is 1 80 921 2909. The confirmation code is 9516682.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 9516682. The telephonic replay will be available beginning at 11:00 a.m. ET on Monday, June 4, 2018 and will last through 11:59 p.m. ET on Monday, June 18, 2018.

About Kornit

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: our success in developing, introducing and selling new or improved products and product enhancements, our ability to consummate sales to large accounts with multi-system delivery plans, our ability to fill orders for our systems, our ability to continue to increase sales of our systems and ink and consumables, our ability to leverage our global infrastructure build-out, the development of the market for digital textile printing, availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, our success in marketing, and those additional factors identified under “Risk Factors” in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 20, 2018. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.